Filed by Steelcase Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.
Commission file number: 333-290205


HNI
Steelcase
EDITION 2
SEPTEMBER 2025

Integration Insights

Integration Management Office (IMO) Update

Since the last newsletter, we're excited to share that the Integration Management Office (IMO) is now officially up and running! The IMO brings together HNI and Steelcase leaders who will focus on pre-closing integration planning. As previously mentioned, we selected Boston Consulting Group (BCG) as our integration partner.

The Integration Management Office consists of three components which each play a vital role — the executive steering committee, IMO core team, and IMO functional workstreams. Each team will include global considerations for their area. The teams are outlined below with their responsibilities and leader representation. An initial kick-off meeting was held yesterday in Muscatine, Iowa with all IMO members.

More to come in our next newsletter about the developing IMO priorities and progress. As our IMO team begins to navigate the integration journey together, we ask that you remain focused on the important work you do to deliver on our existing priorities and maintain the values that make both our organizations great.

Executive Steering Committee

Integration Management Office (IMO)
Core Team Workstreams

- Strategic Planning
- Program Management
- Deal Value Creation and Tracking
- Culture, Change Management and Communications
- Information and Digital Technologies (IDT)

Functional Workstreams

- Direct Procurement
- Indirect Procurement
- Logistics
- Network Optimization
- Finance
- Legal and Compliance
- Member and Community Relations

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HNI
Steelcase

EDITION 2

SEPTEMBER 2025

Integration Insights

Integration Management Office (IMO) Update (contd.)

Executive Steering Committee

The executive steering committee will articulate integration goals and principles, provide strategic direction, govern integration processes, and support IMO teams in making progress against targets by ensuring goal clarity, partnering on resolution of issues or obstacles, and providing adequate resourcing.

The leaders representing the executive steering committee are:

HNI

- Jeff Lorenger – Chairman, President and CEO
- VP Berger – Executive Vice President and CFO
- Brandon Bullock – Chief Operating Officer
- Jennifer Petersen – Vice President, Member and Community Relations (Human Resources)

Steelcase

- Sara Armbruster – President and CEO
- Dave Sylvester – Senior Vice President, CFO
- Allan Smith – Senior Vice President and President, Americas: Chief Product Officer
- Megan Blazina – Chief Legal Officer and Secretary
- Donna Flynn – Vice President, Chief People Officer

Integration Management Office (IMO) Core Team and Workstreams

Jennifer Blaser, Vice President, Integration Management Office, HNI Corporation will lead IMO initiatives, including the development and execution of Steelcase and HNI integration strategies post-close. She will guide the IMO's collaborative efforts to evaluate potential synergies, develop related strategies, build action plans, and engage cross-functional teams in executing post-close integration priorities.

The IMO core team is made up of leaders with deep project management and subject matter expertise to ensure success in key areas during integration. This team provides high-level support to the entire integration, dually focused on integration impacts important to both organizations including global considerations (such as strategic planning, value creation, and change management), along with supporting the various IMO functional workstreams by providing key capabilities such as program management, communications, and information and digital technology.

Members of the core team include:

HNI

- Valeria Chifan – Director, Finance, IMO
- Jesse Ghere – Vice President, IT Infrastructure Operations
- Torie Stewart - Program Manager, IMO
- Katie Usher – Senior Manager, Member and Community Relations (Human Resources)

Steelcase

- Brodie Bertrand – Vice President, Corporate Communications
- Jill Dark – Vice President, Talent Futures
- Dan Dicks – General Manager, Marketing (Primary liaison for Steelcase team)
- Regan Haslinger – General Manager, Marketing
- Nicole McGrath – Vice President, Corporate Controller and Chief Accounting Officer
- Bryan Saum – Director, Integration Technology

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EDITION 2 SEPTEMBER 2025 Integration Insights Integration Management Office (IMO) Update (contd.) Integration Management Office (IMO) Functional Workstreams The IM’s functional workstreams are specialized teams focused on specific areas critical to the integration’s success. Each workstream concentrates on its area to identify opportunities, address challenges, and execute post-closing detailed plans that support the overall integration strategy, deliver synergies, and ensure the combined organization operates effectively post-closing. Supported by the IMO core team’s capabilities, the functional workstreams will drive the post-closing hands-on work needed to realize the potential of the combined organization. Each functional workstream leader has deep experience in their space, paired with a strong understanding of their organization’s functional strategies and processes. We have identified workstreams for functions that the IMO will need to focus on for the near term, which is why not every function is represented. The leaders representing the functional workstreams are: Direct and Indirect Procurement: post-closing optimize purchasing strategies and supplier relationships to realize cost synergies and ensure a seamless supply of materials and services within the combined business. HNI Lead: Dave Bizak—Vice President, Supply Chain, Workplace Furnishings (WPF) and Kimball International Steelcase Lead—Direct Procurement: Derek Ludwig—Vice President, Chief Procurement Officer Steelcase Lead—Indirect Procurement: Jen Galardi—Manager, Supply Management Logistics: post-closing enhance transportation, warehousing, and distribution processes to sustain and improve efficiency, reliability, and best cost. This workstream will focus on the two companies’ manufacturing and logistics networks across North America. HNI Lead: Greg Meunier—Executive Vice President, Operations, WPF & Kimball International Steelcase Lead: Derek Ludwig—Vice President, Chief Procurement Officer Network Optimization: post-closing develop a comprehensive view of manufacturing and operations capability to leverage best practices across the combined organization. This workstream will focus on the two companies’ manufacturing and logistics networks across North America. HNI Lead: Dave Gardner—Vice President and General Manager, Operations, WPF Steelcase Lead: Stefan Thielmann—Vice President, Finance, Global Operations Finance: post-closing understand each organization’s finance operating model, systems, and tools to enable critical processes such as forecasting and consolidated financial reporting. HNI Lead: Jack Herring—Vice President, Corporate Finance & Treasurer Steelcase Lead: Keith Swayman—Director, Finance Legal and Compliance: provide guidance on legal/regulatory matters to ensure compliant integration processes, while developing a deeper understanding of each organization’s legal and compliance operating models to drive efficiency and effectiveness. HNI Lead: Steven Bradford—Senior Vice President, General Counsel and Secretary Steelcase Lead: John Brown—Vice President, Deputy General Counsel and Assistant Secretary Member & Community Relations/Human Resources: support our people and cultures through the integration process. HNI Lead: Kelly Livingston—Vice President, Benefits and Compensation Steelcase Lead: Meagan Baker—Director, Americas Human Resources Business Partners 3O

HNI Steelcase
EDITION 2 | SEPTEMBER 2025

Across the Business

About HNI

HNI was founded in Muscatine, Iowa in 1947, by local businessmen seeking to provide employment opportunities for veterans returning from World War II. The founders built the company around their employees, calling them members, as they are still known today.

Since its founding, HNI has been passionate about enhancing where people live, work, and gather. The company is committed to a relentless focus on customers, always seeking a better way, and treating others with fairness and respect. The organization is built on shared responsibility and shared rewards and always doing the right thing.

The workplace is a community for everyone — every member of the organization is key to the success and is empowered to think and act as an owner of the business, solving problems to better serve customers.

Now a leader in the workplace furnishings industry, HNI's family of brands includes HON, Allsteel, Gunlocke, HBF | HBF Textiles, Kimball, and National, amongst others, which are distributed in large part through a robust network of workplace furnishings dealer locations in North America.



HNI Corporation Headquarters
Muscatine, IA

HNI serves a variety of customers ranging from small- and medium-sized businesses to mid-market and contract commercial clients, along with customers in government, education, hospitality, and healthcare.

In addition, Hearth & Home Technologies, the residential building products segment, is a leading manufacturer and marketer of hearth products, including gas, electric, wood and pellet-burning fireplaces and stoves. HNI's two business segments — residential building products and workplace furnishings — helps to balance market cycles and customer demand across categories. This diversification enhances the overall resilience and growth potential of our combined businesses.

At a Glance

Founded
1947

Headquarters
Muscatine, IA

Members
7,700

Locations
73
(offices, manufacturing, distribution centers)

Interesting Fact
For just one year, in 1947, HNI produced combine head attachments or "corn pickers" for John Deere.

About Steelcase



Steelcase Headquarters
Grand Rapids, MI

The Metal Office Furniture Company opened its doors in 1912 after 11 businessmen agreed to invest in Peter M. Wege's dream of opening a steel office furniture company in a city renowned for wood furniture. Since then, Steelcase has experienced many changes, including its name, but its legacy of innovation has remained the same.

Steelcase is a global design and thought leader in the world of work with a bold purpose to help the world work better.

For over a century, the company has designed and manufactured an expansive range of furnishings and solutions for the many ways people work. Partnering with leading organizations around the world, we support the many places where work happens.

Steelcase is driven to deeply understand the changing realities of work that customers face. Employees use human-centered research and critical design thinking to uncover insights that lead to design innovation for better outcomes.

The Steelcase community of brands also includes AMQ, Coalesse, Designtex, HALCON, Orangebox, Smith System and Viccarbe, among many other furnishing and technology partners. The company's solutions serve customers within large enterprise organizations, small and midsize businesses, healthcare, early childhood through higher education institutions and consumers. They are brought to life by a leading dealer network, who provide local expertise and tailored experiences, alongside the global power of Steelcase.

And because Steelcase recognizes it must do its best work for the places we all share, the company comes together for the wellbeing of people and the planet — using the business to help the world work better.

Founded
1912

Headquarters
Grand Rapids, MI

Employees
11,300

Locations
46
(offices, manufacturing, distribution centers)

Interesting Fact
Steelcase received its first patent in 1914 for the Victor trashcan. Made of metal, it was designed to prevent office fires – a problem at the time when smoking in the office and wicker wastebaskets were common.

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EDITION 2 | SEPTEMBER 2025 Your Questions, Answered Are there specific projects or Each organization brings unique strengths and expertise that complement one another. innovations each organization aims Together, we share a deep focus on enhancing the customer experience and driving to accelerate through this greater engagement. With our combined investment capacity, w’ll be able to accelerate acquisition? innovation in digital tools and technologies, creating effortless winning experiences for customers while positioning ourselves as leaders in the market. What does this mean for our dealer Nothing about how we currently work with dealers is changing. All existing agreements communities in terms of product remain in effect, and there are no plans to change our commitments or how we work with offering and relationships? dealers. We continue to be committed to the success of our dealer partners and engage with them regularly to understand how we can best support them during this time of change in our industry. We continue to be excited about bringing together two companies with highly complementary customer segments, dealer networks, and product portfolios, which contain some of the industry’s most respected and widely recognized brands. Together, we will have broader coverage across segments and a comprehensive range of offerings and solutions for customers. When is the right time to reach out We recognize that members and employees are eager to learn more about their to counterparts at the other counterparts. In the near term, it is important for us to continue operating as two organization? separate companies. Once the acquisition is complete, there will be a thoughtful and structured approach to the integration process, led by the Integration Management Office (IMO) team. Once the IMO is fully established there will be proper channels to communicate questions and share ideas. No direct contact should be made with counterparts without approval through the proper IMO channels. Have a question? We’re listening. Scan the dedicated QR code to submit a question. Leadership teams will review questions from their respective members and employees. HNI Members Steelcase Employeese

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,””estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the transaction (the “Transaction”) between HNI Corporation (“HNI”) and Steelcase Inc. (“Steelcase”), HNI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (SEC File No. 333-290205) to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement includes a preliminary joint proxy statement of HNI and Steelcase that also constitutes a preliminary prospectus of HNI. The registration statement has not been declared effective by the SEC. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).

Participants in the Solicitation

HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. The preliminary joint proxy statement/prospectus filed with the SEC as part of the Registration Statement on Form S-4 in connection with the Transaction includes information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8-K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading”Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10-K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”